Proxy Card – Part One

In accordance with Regulation 7 of the Israeli Companies Regulations (written voting and position statements), 2005 (the "Regulations").

Company Name	XTL Biopharmaceuticals Ltd. (The Company)
Type of meeting	An Annual General Meeting of Company shareholders ("Meeting")
Time and place of meeting:	At the Law Offices the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Tuesday, October 28, 2014, at 11:00AM (Israel Standard Time)
Subjects on the agenda:

1.     To consider and act upon proposal to approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel) (PricewaterhouseCoopers), as the Company’s independent auditors for the financial year ending 31 December 2014 and to authorize the Board of Directors to agree the level of remuneration of the auditors in accordance with the volume and nature of their services.

2.     (a)      To consider and act upon proposal to re-elect Mr. Amit Yonay, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

(b)   To consider and act upon proposal to re-elect re-elect Mr. David Bassa, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

3.    To consider and act upon proposal to elect Mr. Jonathan Schapiro, to hold office as director in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders Including allotment of 150,000 non-marketable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

4.     To consider and act upon proposal to approve Mr. Jonathan Schapiro consultancy terms in the Company, Including allotment of 150,000 non-marketable, unlisted Options, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

5.     To consider and act upon proposal to approve "Framework Transaction" for a period of 3 years commencing as of September 1, 2014 through August 31, 2017 (the "Period"), for the engagement of the company in the ordinary course of business, in future D&O Insurance Policies to cover the liability of directors and officers who will serve the Company, from time to time.

The version of each of the proposed resolutions:

1.    To approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel) (PricewaterhouseCoopers), as the Company’s independent auditors for the financial year ending 31 December 2013 and to authorize the Board of Directors to agree the level of remuneration of the auditors in accordance with the volume and nature of their services.

2.    (a)    To re-elect Mr. Amit Yonay, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

        (b)   To re-elect Mr. David Bassa, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

3.      To elect Mr. Jonathan Schapiro, to hold office as director in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders and to approve allotment of 150,000 non-marketable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

4.     To approve Mr. Jonathan Schapiro consultancy terms in the Company, Including allotment of 150,000 non-marketable, unlisted Options, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

5.     To approve "Framework Transaction" for a period of 3 years commencing as of September 1, 2014 through August 31, 2017 (the "Period"), for the engagement of the company in the ordinary course of business, in future D&O Insurance Policies to cover the liability of directors and officers who will serve the Company, from time to time.

Location and time for reviewing the complete version of the proposed resolutions:	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.
The required majority to pass a resolution at the meetings for each of the subjects on the agenda:	The resolutions shall be carried by a simple majority of present participant votes in the Meeting,
Validity of the proxy card:

The Company's shareholders are entitled to participate and vote in the Meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the "Letter of Appointment") and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 72 hours before the Meeting begins.

Address for submitting proxy cards and position statements:	Law Offices the Company's attorneys: Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel or Company HQ: 85 Medinat Hayehudim St., Herzliya Pituach, Israel
The last date for submitting position statements to the Company and the last date for submitting the Board of Directors' response to the Position statements:	The last date for submitting position statements is October 8, 2014. The last date for submitting the Board of Directors' response to the position statements is October 13, 2014.
The addresses of the distribution website and internet website of the TASE where the proxy cards and position statements are available	A copy of the proxy card can be downloaded from the TASE website (www.tase.co.il) or from the distribution website (www.magna/isa.gov.il). Additionally, a shareholder is entitled to approach the Company directly (through Adv. Kantor & Co.) and receive from him the proxy card form.
Receipt of a proof of ownership:	A shareholder is entitled to receive the proof of ownership at the branch of the member of Stock Exchange or by post, if so requested, whereas, such a request shall be given in advance to a specific securities account.
Link to the proxy card form:	A non-registered shareholder in entitled to receive free of charge by email a link to the proxy card form and position statements on the distribution website from the member of the stock exchange through whom his stock is held, unless he notified the Company and/or the Stock Exchange that he is not interested in receiving a link as aforementioned, and that he is interested in receiving the proxy card by post in return for payment; a shareholder's notice with regard to proxy cards shall apply also to the receipt of position statements.
Reviewing the proxy cards;	One or more shareholders holding shares at a rate that constitutes five percent or more of the total voting rights in the Company, and also anyone holding an aforementioned rate from the total voting rights that are not held by a controlling shareholder in the Company in accordance with its definition in Article 268 of the Israeli Companies Law, 1999, is entitled to review the proxy cards after the convening of the general meeting at the Company's registered offices during the regular working hours, after he has proven his right to do so, and has also stated the number of shares which constitute the aforementioned five percent.
The vote:	A shareholder shall state his vote regarding each of the subjects on the agenda on a form that constitutes the second part of the proxy card. The proxy cards shall be submitted to the Company offices no later than on Friday, October 24, 2014 until 12:00PM (noon) (Israel Standard Time).

Proxy Card –Part Two

In accordance with Regulation 5(a) of the Israeli Companies Regulations (voting in writing and position statements) 2005 (the "Regulations")

Company name	XTL Biopharmaceuticals Ltd.
Company address (for submitting and sending proxy cards)	85 Medinat Hayehudim St., Herzliya Pituach, Israel 46766
Company number	520039470
Date & time of meeting	Tuesday – October 28, 2014 At 11:00AM Israel Standard Time
Type of meeting	An extraordinary general meeting of Company Shareholders
Record date:	September 28, 2014 at the end of trading day

Details of the shareholder
Name of the shareholder
I.D. number
Passport number (if does not have an Israeli I.D.)
Country issued
Valid until
Corporation Number (if the shareholder is a corporation)
Country of incorporation
The vote

Subject on the agenda	The Vote[1]			Existence of personal interest
	For	Against	Abstain	Yes	No
1. To approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel) (PricewaterhouseCoopers), as the Company’s independent auditors for the financial year ending 31 December 2013 and to authorize the Board of Directors to agree the level of remuneration of the auditors in accordance with the volume and nature of their services.
2. (a) To re-elect Mr. Amit Yonay, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.
2. (b) To re-elect Mr. David Bassa, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.
3. To elect Mr. Jonathan Schapiro, to hold office as director in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders and to approve allotment of 150,000 non-marketable stock options, without charge, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

4.    To approve Mr. Jonathan Schapiro consultancy terms in the Company, Including allotment of 150,000 non-marketable, unlisted Options, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

5. To approve "Framework Transaction" for a period of 3 years commencing as of September 1, 2014 through August 31, 2017 (the "Period"), for the engagement of the company in the ordinary course of business, in future D&O Insurance Policies to cover the liability of directors and officers who will serve the Company, from time to time

Date	Signature

_______________________

1 No markings shall be considered abstention from voting on that subject.

*Erase the irrelevant